[On Bryan Cave LLP Letterhead]

December 30, 2015

Via EDGAR and Email

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Nicolet Bankshares, Inc.

Registration Statement on Form S-4

Filed November 24, 2015

File No. 333-208192

Ladies and Gentlemen:

On behalf of our client, Nicolet Bankshares, Inc. (“Nicolet”), we are responding to the comments received from your office by letter dated December 18, 2015 with respect to the above-referenced Registration Statement on Form S-4. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 1 to Registration Statement on Form S-4, which is being filed concurrently and reflects Nicolet’s responses to your comments.

Summary

We Must Meet Several Conditions to Complete the Merger, page 6

1.	We note your disclosure of the closing condition in your merger agreement that each party must maintain tangible common equity equal to at least 95% of such party’s tangible common equity as of June 30, 2015. Please provide disclosure of each party’s tangible common equity as of a recent date.

Response: Nicolet has revised page 68 of the Registration Statement to disclose each party’s tangible common equity as of November 30, 2015, the latest date for which such information is available.

Selected Unaudited Pro Forma Condensed Financial Information, page 10

2.	We note your disclosure on page 63 that Nicolet is required to account for the merger as a purchase transaction for accounting and financial reporting purposes. Please tell us how you determined the proposed merger of Baylake Corp. (Baylake) should not be accounted for as a reverse acquisition of Nicolet Bankshares, pursuant to ASC 805-40. As part of your response and with a view toward providing additional information supporting management’s judgments and determinations in determining the accounting acquirer pursuant to ASC 805-10-55-10 through 55-15, please discuss how you considered the following information disclosed in this filing:

•	Based upon the agreed upon conversion rate (0.4517 shares of Nicolet for each share of Baylake) and noting the disclosure on page 43 that Baylake will own 52% of the post-acquisition combined common stock.

•	Post-acquisition, the Board of Directors will be comprised of equal representation from both Nicolet and Baylake.

•	Post-acquisition, the CEOs from both Nicolet and Baylake will serve as co-CEOs.

Response: For the reasons set forth below, Nicolet determined that the proposed merger with Baylake should not be accounted for as a reverse acquisition of Nicolet, pursuant to ASC 805-40.

ASC 805-10-55-12 sets forth six general factors to be analyzed in transactions where equity consideration is being paid: which entity is issuing the securities, the relative voting rights, the existence of a large minority voting interest, the composition of the governing body, the composition of the senior management, and the terms of the exchange. In addition, ASC 805-10-55-13 provides that the acquirer is generally larger than the other combining entity in relevant measures. As set forth below, a majority of these factors favor treating Nicolet as the acquirer.

Factors Favoring Baylake as Acquirer:

●	As identified by the SEC and described in the joint proxy statement-prospectus, Baylake shareholders are expected to own approximately 52% of the post-acquisition combined common stock. However, as reflected in ASC 805-10-55-12, in determining the relative voting rights, it is also appropriate to consider the existence of options and warrants. When considering the relative overhang of the combining entities, the value of the common stock to be held by Nicolet and Baylake holders will be approximately 50/50. Nicolet’s higher overhang of issued equity awards creates an apparent voting imbalance toward Baylake shareholders on day one of the transaction, but such imbalance narrows as equity awards vest or are exercised in the future. At September 30, 2015, the pro forma voting position was 52% Baylake and 48% Nicolet. Based on share forecasts as of December 31, 2015, the pro forma voting position appears to be 51% Baylake and 49% Nicolet, and is expected to continue to narrow.

While this factor does weakly favor treating Baylake as the accounting acquirer, we respectfully believe that this factor is outweighed by numerous factors favoring treating Nicolet as the accounting acquirer.

Neutral Factors:

●	As identified by the SEC, the combined entity will have an evenly split Board of Directors based on eight directors from each of Baylake and Nicolet.
●	As identified by the SEC, the CEOs from Nicolet and Baylake will serve as Co-CEOs.
●	Neither party is contributing a large minority voting interest to the combined entity.

We respectfully believe these neutral factors are not reasons to treat Baylake as the acquirer, but rather reflect the overall “merger of equals” concepts desired by each party in negotiations.

Factors Favoring Nicolet as Acquirer:

●	Nicolet will issue its common stock as the primary consideration.
●	The exchange ratio represents an approximate 14% premium to Baylake’s stock price prior to announcement of the transaction.
●	Based on September 30, 2015 pre-combination balances, and excluding consideration of purchase accounting adjustments, Nicolet is the larger entity in many respects including the contribution of:
○	53.3% of total combined assets
○	56.1% of the total combined net loans.
○	55.9% total combined deposits
○	55.6% of the combined net income (for the nine months ending September 30, 2015)
●	The pre-combination equity-to-asset ratio at September 30, 2015 was 9.0% and 10.8% for Nicolet and Baylake, respectively. Because of differences in capital structure, Baylake does have a slightly higher ratio of equity to assets but the transaction provides for a special dividend minimizing this difference.
●	While both the Nicolet and Baylake CEO will survive as Co-CEOs, as reflected in the joint proxy statement-prospectus, the composition of the senior management team will be predominantly weighted to Nicolet’s pre-merger management team. As disclosed in the proxy statement/prospectus, beyond the Co-CEOs, Nicolet’s Mike Daniels will serve as EVP of the combined entity and President and CEO of the surviving bank, and Nicolet’s Ann Lawson will serve as CFO of the combined entity.
●	Nicolet’s name, ticker symbol, bank charter, bank name and headquarters will survive.

Based on a consideration of all pertinent facts and circumstances, Nicolet respectfully maintains that Nicolet is the accounting acquirer in the transaction, and reverse acquisition treatment is inappropriate.

Reasons for the Merger

Opinion of Keefe, Bruyette & Woods, Inc., page 34

3.	We note that Nicolet management provided certain financial forecasts and projections to KBW and that KBW relied upon these financial projections in preparing its fairness opinion. In addition, we note your disclosure on page 36 that KBW relied upon Nicolet’s management in relation to “street estimates” of Baylake. Please disclose the financial projections and forecasts provided to KBW or explain why such information is not material to security holders.

Response: Nicolet has revised the Registration Statement beginning on page 56 to disclose the requested information.

Opinion of Sandler O’Neill & Partners, L.P.

Sandler O’Neill’s Relationship, page 56

4.	Please provide quantitative disclosure of the fees that Sandler O’Neill received from Nicolet in the three years preceding the date of its opinion.

Response: Nicolet has revised page 56 of the Registration Statement to disclose the requested information.

Material U.S. Federal Income Tax Consequences of the Merger

Qualification of the Merger as a Reorganization, page 76

5.	We note your disclosure that the merger is conditioned in part upon receipt of a tax opinion from Bryan Cave LLP to the effect that, among other things, the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and that such tax opinion is filed as Exhibit 8.1 to the registration statement. We further note that, in its legal opinion, Bryan Cave LLP opines only that the legal conclusions contained in the relevant portion of the prospectus accurately set forth the material U.S. federal income tax consequences of the transaction. Please revise your disclosure to state clearly that the discussion in the tax consequences section of the prospectus is counsel’s opinion. Alternatively, please have counsel revise its opinion to provide a long-form tax opinion.

Response: A revised opinion of Bryan Cave LLP, counsel to Nicolet, has been filed as Exhibit 8.1 to the Registration Statement.

Closing Information

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached the requested statement as Exhibit A to this letter.

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6810. My fax number is (404) 420-0810.

Sincerely,

/s/ Robert D. Klingler

Robert D. Klingler

Exhibit A

The undersigned Company hereby acknowledges and confirms that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 30th day of December, 2015.

NICOLET BANKSHARES, INC.

By:	/s/ Robert B. Atwell
Robert B. Atwell
Chairman, President and Chief Executive Officer